February 7, 2019

Charles R. Eyler
Senior Vice President
Puma Biotechnology, Inc.
10880 Wilshire Boulevard
Suite 2150
Los Angeles, CA 90024

       Re: Puma Biotechnology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-35703

Dear Mr. Eyler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance